Exhibit 99.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

CONNECTED TRANSACTION
2025 LEASE AGREEMENTS

Reference is made to the announcement (the “2024 Announcement”) of MINISO Group Holding Limited (the “Company”, and together with its subsidiaries, the “Group”) dated August 30, 2024 in relation to the lease agreement (the “2024 Lease Agreement”) entered between the Company, through its wholly-owned subsidiary, as the tenant, and MINISO (Zhaoqing) Industrial Investment Co., Ltd. (“Miniso Zhaoqing”), as the landlord and a connected person of the Company, in relation to the lease of certain warehouses. Unless otherwise defined, the terms used in this announcement shall have the same meanings as those defined in the 2024 Announcement.

On May 30, 2025, the Company, through its wholly-owned subsidiaries, Miniso (Guangzhou) Co., Ltd., TOP TOY (Guangdong) Cultural Creativity Co., Ltd. and TOP TOY (Guangzhou) Electronic Commerce Co., Ltd. (“MINISO Tenants”), as the tenants, entered into certain lease agreements (the “2025 Lease Agreements”) with Miniso Zhaoqing, as the landlord and a connected person of the Company, in relation to the lease of certain warehouses.

The principal terms of the 2025 Lease Agreements are summarized below:

2025 Lease Agreements

Date	:	May 30, 2025

Premises	:	Number 1 of the first floor and Numbers 1, 2, 3, 4 and 5 of the second floor of Logistics and Distribution Centre, MINISO International Logistics Circle, 16 West Science and Technology Street, Hi-Tech Industrial Development Zone, Zhaoqing City, Guangdong Province, PRC

Usage	:	Warehouse

Construction area	:	99,861.2 square metres

Term	:	For a fixed term commencing from June 1, 2025 to December 31, 2027 (both days inclusive)

Rent and property management fee	:	Rent and property management fee are subject to progressive increment each year at a fixed rate. The average rent and property management fee payable (inclusive of tax) during the term of the 2025 Lease Agreements shall be approximately RMB1,200 per square metre.

The amount of rent shall be payable in accordance with the terms of the 2025 Lease Agreements on a monthly basis and is expected to be satisfied by the internal resources of the Group.

The rent and property management fee payable were determined after arm’s length negotiation between the parties, based on the construction standards of the premise with reference to the prevailing market rate and rental fee level of similar logistics and distribution centre for storage purpose (with similar size, land use, conditions and other relevant attributes) in the vicinity of Hi-Tech Industrial Development Zone, Zhaoqing City.

Security deposit	:	A security deposit of RMB12.5 million, which is equivalent to three months of rent and property management fee (inclusive of tax), shall be payable by MINISO Tenants within 30 days of signing the 2025 Lease Agreements.

The security deposit will be refunded after the fulfillment of Miniso Tenants’ obligations in accordance with the terms therein.

Lease renewal	:	The current lease for (i) Numbers 3 and 4 of the second floor of Logistics and Distribution Centre (which will originally expire in September 2025), and (ii) Number 1 of the first floor and Number 5 of the second floor of Logistics and Distribution Centre (which will originally expire in November 2025), will be subject to early renewal and will form part of subject of the 2025 Lease Agreements for administrative convenience.

Reasons for and benefits of entering into the 2025 Lease Agreements

The premises will provide the Group with additional space for the storage of goods and merchandise to satisfy the Group’s growing business demand. The location of the premises is close proximity to other existing warehouses leased by the Group and the leasing of the relevant warehouses from MINISO Zhaoqing offers the Group a high degree of tenancy stability. Entering into the 2025 Lease Agreements ensures the Group has sufficient space for business development, which will help the Group to improve logistics efficiency, lower business costs and avoid any potential adverse impact on the Group’s business from the administrative inconvenience arisen from frequent warehouse relocation or decentralized distribution of the Group’s warehouses.

The 2025 Lease Agreements were entered into on an arm’s length negotiations with reference to the prevailing market rents of the premises of comparable size, construction standards, location, facilities, conditions and use. The 2025 Lease Agreements also consolidated the leases of several premises on the two floors within the same building under one agreement for administrative convenience.

In light of the above, the Directors (including the independent non-executive Directors) are of the view that the 2025 Lease Agreements were entered into on normal commercial terms that are fair and reasonable, in the ordinary and usual course of business of the Company, and in the interests of the Company and its shareholders as a whole.

Listing Rules implications

Mr. Ye Guofu (“Mr. Ye”) is the chairman of the Board, an executive Director, the chief executive officer and a controlling shareholder of the Company and therefore a connected person of the Company under the Rules Governing the Listing of Securities in The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As MINISO Zhaoqing is an indirect wholly-owned subsidiary of YGF MC Limited which is wholly-owned by Mr. Ye, MINISO Zhaoqing is an associate of Mr. Ye and therefore also a connected person of the Company under the Listing Rules. Accordingly, the entering into of the 2025 Lease Agreements and the transaction contemplated thereunder constitute a connected transaction for the Company under Chapter 14A of the Listing Rules.

Pursuant to IFRS 16, the Group, as the lessee, shall recognise right-of-use assets under the 2025 Lease Agreements in the consolidated statement of financial position of the Group. The value of the right-of-use assets to be recognised at the lease commencement date by the Group in connection with the 2025 Lease Agreements is approximately RMB106.6 million. The recognition of a right-of-use asset in respect of the transaction will be regarded as an acquisition of asset under the definition of transaction set out in Rule 14.04(1)(a) of the Listing Rules and treated as a one-off connected transaction under Rule 14A.24(1) of the Listing Rules.

As both the 2024 Lease Agreement and 2025 Lease Agreements (together, the “Lease Agreements”) were entered into between the MINISO Tenants and MINISO Zhaoqing, and the leased properties under the Lease Agreements are located on different floors or units in the same Logistics and Distribution Centre, the transactions contemplated under the Lease Agreements should be aggregated and be treated as if they were one transaction pursuant to Rule 14A.81 of the Listing Rules.

As one or more of the applicable percentage ratios under the Listing Rules in respect of value of right-of-use assets of (i) the 2025 Lease Agreements on a standalone basis and (ii) the Lease Agreements on an aggregate basis exceed 0.1% but are less than 5%, the Lease Agreements are exempt from the independent shareholders’ approval requirement, but are subject to reporting, annual review and announcement requirements under Chapter 14A of the Listing Rules.

Mr. Ye has a material interest in the 2025 Lease Agreements and as a result, he has abstained from voting on the Board resolutions in relation to the 2025 Lease Agreements. Save as disclosed above, none of the Directors had a material interest in the matters contemplated therein nor was any of them required to abstain from voting on the relevant Board resolutions approving the 2025 Lease Agreements and the transactions contemplated thereunder.

Information of the parties

The Group: The Company was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law of the Cayman Islands. The principal activity of the Company is investment holding. The principal businesses of the Group are the retail and wholesale of lifestyle and pop toy products across the PRC, other parts of Asia, Americas, Europe and certain other countries.

MINISO Zhaoqing: MINISO Zhaoqing is a limited liability company established under the laws of the PRC on April 20, 2018. It is an indirect wholly-owned subsidiary of YGF MC Limited which is wholly-owned by Mr. Ye. It is principally engaged in investing activities.

MINISO Tenants:

Miniso (Guangzhou) Co., Ltd.: Miniso (Guangzhou) Co., Ltd. is a limited liability company established under the laws of the PRC on October 18, 2017 and an indirect wholly-owned subsidiary of the Company. It is principally engaged in the wholesale and retail of lifestyle products.

TOP TOY (Guangdong) Cultural Creativity Co., Ltd.: TOP TOY (Guangdong) Cultural Creativity Co., Ltd. is a limited liability company established under the laws of the PRC on September 7, 2020. The principal businesses mainly cover the retail, design and development of pop toys.

TOP TOY (Guangzhou) Electronic Commerce Co., Ltd.: TOP TOY (Guangzhou) Electronic Commerce Co., Ltd. is a limited liability company established under the laws of the PRC on April 12, 2024. The principal businesses mainly cover wholesales of pop toys.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, May 30, 2025

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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